Austrian

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


06012931

SUPPL

April 25, 2006

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES
Österreichische Luftverkehrs AG


PROCESSED
MAY 0 2 2006
THOMSON
FINANCIAL

Dr. Prisca Havranek-Kosicek
Investor Relations Manager

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines
Österreichische
Luftverkehrs AG
Member of IATA

Head Office
Fontanastrasse 1
A-1107 Vienna
Phone +43 (0)5 1766-0
Fax (+43 1) 688 55 05
www.aua.com

Passenger services office
Kärntner Ring 18
A-1010 Vienna
Phone +43 (0)5 1766-7630
Reservation
Phone +43 (0)5 1789

Airport Base
A-1300 Vienna-Airport
Phone (+43 1) 7007-0

Disclosure under § 14 HGB:
Stock Company, Vienna
Commercial Court Vienna
FN 111000k
DVR: 0091740

April 25, 2006

Ad-hoc Release

FOCUS EAST OFFENSIVE WITH RESULT IMPROVEMENT DYNAMICALLY CONTINUED

Extended flight availability disproportionately well sold in the winter season

Financial Result of Austrian Airlines Group, 1st Quarter 2006

Summing up the highlights of the Austrian Airlines Group's balance sheet result for the first quarter of 2006, the **Chief Executive Officer, Vagn Soerensen**, made the following statement: 'In the first quarter of the year, traditionally a weaker period in the industry as a whole, we managed to report far stronger results than in the same period last year and continue building upon our Eastern offensive. We managed to increase availability (measured in ASK or available seat kilometers) by 12.9% and to sell this on the market at a rate significantly higher than the market average. As a result, we increased our load factor on scheduled services by 4.5 percentage points in the off-season to reach 72.4%. Based on this powerful traffic performance, and against the background of the continuing high price of kerosene, we improved our operating result by 18.6% (EBIT adjusted). Now, we have designed a range of important new measures – the launch of our new fare concept and internet offensives, the setting-up of a new traffic flow management system, future product innovations in the form of comfortable lie-flat beds in Austrian Business Class and high-speed internet access on our long-haul flights – to keep us on this successful course. In 2006 we expect to achieve a balanced result (EBIT adjusted). Although this will undoubtedly be a challenge, particularly in the context of the industry-wide uncertainty over the kerosene price trend, it is an entirely feasible objective from a present point of view given our commitment and strength.'

Overview of Financial Result, 1st Quarter 2006

Key indicators		**1-3/2006**	**1-3/2005**	**+/- %**
Revenue	EURm	546.8	462.5	18.2
EBITDAR	EURm	44.4	14.3	-
EBITDAR adjusted[1]	EURm	38.7	23.1	67.5
EBIT	EURm	-50.1	-75.0	33.2
EBIT adjusted[2]	EURm	-53.9	-66.2	18.6
Profit/loss before taxes	EURm	-55.6	-82.4	32.5
Profit/loss before taxes adjusted[2]	EURm	-67.7	-76.8	11.8
Net cash flow from operating activities	EURm	48.8	23.3	-
Passengers carried	Passengers	2,118,763	1,863,760	13.7
Passenger load factor (scheduled services)	%	72.4	67.9	4.5 P.
Cargo	Tons	39,710	34,862	13.9

1 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits/losses from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft.

Improvement in operating result

Due to the increase in passenger volume and stronger productivity, the Group improved its adjusted EBIT by 18.6% in the traditionally relatively weak first quarter, from EUR –66.2m to EUR -53.9m, despite the significantly higher fuel costs. The EBIT improved even more strongly, rising from EUR -75.0m in the same period last year to EUR -50.1m in 2006. The loss before taxes fell by EUR 26.8m to EUR -55.6m.

Significant increase in revenue

Due to the stronger demand, flight revenue rose by 19.3% to reach EUR 516.6m. Due in particular to exchange rate valuations at the reporting date, Other revenue rose by 17.9% to EUR 19.1m. Operating revenue in the report period increased to EUR 565.6m (+17.5%).

Increase in cash flow from operating activities

The company generated a strongly positive net cash flow from operating activities in the report period of EUR 48.8m (2005: EUR 23.3m). Net cash flow from investment activities fell from EUR 55.6m to EUR 22.7m.

Chief Financial Officer Thomas Kleibl made the following comment on the financial dynamic of the quarterly balance sheet of the Austrian Airlines Group: 'The average kerosene price during Q1 2006, which was almost USD 600/ton, was more than USD 100/ton above the comparable figure for the previous year. As a result of this trend, taken together with the expansion in production volume of 8.8% as measured in ATK, our fuel costs increased by EUR 40.2m in the report period to hit EUR 113.8m; this is the equivalent of an increase of 55%. Our increased and effectively-sold level of production, combined with a stringent cost management and restrictive staffing policy, made it possible for us to improve productivity once again.

Increase in expenditure due to high fuel costs

Operating expenses increased by 10.6% in the first quarter, reaching EUR 615.7m. This rate of growth, which is disproportionately low compared to the increase in income, was primarily driven by Expenses on materials and services, which rose by 21.2% to EUR 349.2m. The main cause of these cost increases were higher fuel prices. Personnel expenditure increased to EUR 128.5m (+7.6%). Other expenses fell by 27.0% to EUR 43.5m, due mainly to strict cost management in the area of overheads and exchange rate valuations at the reporting date.

Traffic growth continues and further market share won

Explaining the positive market performance, **Chief Commercial Officer Dr. Josef E. Burger** noted that, 'By increasing our load factor on scheduled services by 4.5 percentage points, we have managed to powerfully increase our traffic performance. As a result, we have been able to win still greater shares of our core markets. Our market strategy will continue to focus on the most dynamic national economies. We are currently well-positioned, with wide availability, in eight of the world's top ten fastest-growing aviation markets. As we continue to strengthen our product in Eastern Europe, we now operate a total of 571 weekly connections to 44 destinations across this region.'

In **scheduled services**, availability (measured in available seat kilometers) rose by 12.9% and RPK (revenue passenger kilometers) by 20.3% in the first quarter, the latter an unusually strong rate of increase. As a result, the passenger load factor rose by 4.5 percentage points to reach 72.4%. The number of passengers carried increased by 16.7% to 1,930,976. Revenue produced in the scheduled segment increased by 21.7% to EUR 479.9m (2005: EUR 394.2m). The EBIT improved to EUR -46.0m, compared to EUR -66.1m in the same period last year.

Austrian

Letter to Shareholders

January – March 2006

The Austrian Airlines Group at a glance

		1-3/2006	1-3/2005[1]	+/- %
Revenue	EURm	546.8	462.5	18.2
EBITDAR adjusted [2]	EURm	38.7	23.1	67.5
EBITDAR	EURm	44.4	14.3	-
EBIT adjusted [3]	EURm	-53.9	-66.2	18.6
EBIT	EURm	-50.1	-75.0	33.2
Loss/Profit before tax adjusted [3]	EURm	-67.7	-76.8	11.8
Loss/Profit before tax	EURm	-55.6	-82.4	32.5
Cash flow from operating activities	EURm	48.8	23.3	-
Passengers carried		2,118,763	1,863,760	13.7
Passenger load factor (scheduled services)	%	72.4	67.9	4.5 P.

1 Figures für 2005 restated according to IAS 8 and IAS 16

2 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date

3 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Highlights

Above-average traffic growth in Q1
- Continuation of positive traffic trend from 2005
- Strong expansion in production (+8.4% ASK)
- Recovery of demand: passenger volume +13.7%
- Passenger load factor (scheduled services) rises to 72.4% (+4.5 P.)
- Continuing price pressure in market

Summer schedule 06: further expansion in core Focus East markets
- New destinations in Russia, Ukraine, Romania, Czech Republic and Hungary
- Increased flight density in existing East European route network
- Frequency increases in long-haul

Improved in operating result despite higher fuel costs
- Kerosene prices up strongly on last year
- EBITDAR adjusted almost doubled to EUR 38.7m
- EBIT: EUR -50.1m (2005: EUR -75.0m)
- Loss before tax: EUR -55.6m after EUR -82.4m
- Airest sale concluded

Contacts

Investor Relations
Prisca Havranek-Kosicek
Tel.: ++43 (0)5 1766 - 3311
Fax: ++43 (0)5 1766 - 3333
E-mail: investor.relations@austrian.com
Internet: http://austrianairlines.co.at

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 - 1230
Fax: ++43 (0)1 688 65 26
E-mail: public.relations@austrian.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Tel.: ++43 (0)5 1766 - 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.austrian.com

A Word from the Board of Management

Dear Shareholders,

The Austrian Airlines Group reported an above-average increase in its traffic results in the first quarter, placing it well above the average for AEA member airlines. Based on a marked recovery in demand, production capacity expanded significantly and subsequently sold extremely effectively in the market. As a result of these positive factors, the load factor increased markedly compared to the very weak first quarter of 2005. Although we succeeded in improving the operating result compared to last year overall, continuing intense competition and significantly higher fuel costs are still having a negative influence on the costs picture. Despite our improvements in productivity, the results situation for the year continues to be decisively influenced by the volatile cost of fuel.

The summer schedule 2006 sees the launch of a further strategic offensive into the core markets of our Focus East specialisation. By incorporating the destinations of Ekaterinburg, Iasi, Sibiu, Donetsk, Pecs and Ostrava, we have connected more important East European economic centres to our Vienna hub. At the same time, we have increased the number of frequencies to our existing destinations such as Kiev, Kharkiv and Lviv. As a result, our East European product has expanded to a total of 571 weekly flights at 44 different destinations. Capacity into the eastern hemisphere is also being selectively expanded in the long-haul segment, and we have now successfully positioned ourselves in eight of the ten fastest-growing aviation markets.

One important strategic aim of the Group is to expand its market position in business travel traffic. As well as expanding capacity in medium-haul, we will be upgrading the long-haul fleet from summer 2006 onwards with the installation of our innovative lie-flat seats. We continue to report strong rates of increase in our internet sales, thanks in no small part to a new booking tool. A new fare concept was introduced in April for short- and medium-haul routes, which takes changed customer requirements into account by increasing flexibility and making it easier to combine different fare types. We have made marked improvements in flight reliability and punctuality, and successfully concluded the sale of our catering subsidiary in the first quarter after receiving approval from the competition authorities.


Vagn Soerensen, CEO


Alfred Ötsch, CEO


Josef Burger, CCO


Thomas Kleibl, CFO

Business Trends

Adjustments based on IAS 16

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2005, in which adjustments were made to the balance sheet reporting of aircraft overhauls (maintenance reserves) based on IAS 16, and to the calculation of the depreciation of aircraft components. Correspondingly, the reporting of previous years was also retrospectively adjusted in accordance with IAS 8. Due to its sale, Airest was deconsolidated in the report period.

Significant increase in revenue

Flight revenue: +19.3%

Due to the stronger demand, flight revenue rose by 19.3% to reach EUR 516.6m. Due in particular to exchange rate valuations at the reporting date, other income rose by 17.9% to EUR 19.1m. Operating revenue in the report period increased to EUR 565.6m (+17.5%).

Increase in expenditure due to high fuel costs

Kerosene price USD 100 per ton above last year

Operating expenses increased by 10.6% in the first quarter, reaching EUR 615.7m. This rate of growth, which is disproportionately low compared to the increase in income, was primarily driven by expenses on materials and services, which rose by 21.2% to EUR 349.2m. The main cause of these cost increases were higher fuel prices. The average kerosene price during Q1 2006, which was almost USD 600/ton, was more than USD 100/ton above the comparable figure for the previous year. As a result of this trend and an expansion in production volume of 8.8% (measured in ATK), fuel costs increased by EUR 40.2m in the report period to reach EUR 113.8m; this corresponds to an increase of 55%. The increase in production, combined with our continuing restrictive staffing policy, made it possible for us to improve productivity. Personnel expenditure increased to EUR 128.5m (+7.6%). Other expenses fell by 27.0% to EUR 43.5m, due mainly to strict cost management in the area of overheads and exchange rate valuations at the reporting date.

Improvement in operating result

EBIT improved by EUR 24.9m

Due to the increase in passenger volume and stronger productivity, the Group improved its adjusted EBIT by 18.6% in the first quarter, from EUR -66.2m to EUR -53.9m, despite the fact that Q1 is traditionally relatively weak and the significantly higher fuel costs. The EBIT improved even more strongly, rising from EUR -75.0m in the same period last year to EUR -50.1m in 2006. The loss before taxes fell by EUR 26.8m to EUR -55.6m.

Increase in cash flow from operating activities

Increase in net cash flow from operating activities

The company generated a strongly positive cash flow from operating activities in the report period of EUR 48.8m (2005: EUR 23.3m). Cash flow from investing activities fell from EUR 55.6m to EUR 22.7m.

Strategic fleet adjustment

Payments from the acquisition of tangible and intangible assets (investments) including capitalized aircraft overhauls reached EUR 50.6m in the first quarter (previous year: EUR 65.0m). As at end-March, one Airbus A319 had been newly integrated into the fleet.

Transfer of A340-200

In the course of the strategic fleet adjustment, one CRJ-100 was sold and transferred at the end of March, and one A340-200 taken out of service. The aircraft will be transferred in May 2006. Fixed orders are in place for one B737-800, with delivery due to take place in May 2006, and one B777-200ER, with delivery scheduled for the beginning of 2007. At end-March, due to the consistent reduction in unnecessary capacity and fleet adjustment, one Boeing B737-600, one Dash-8/300 (with purchase agreement) and three Embraer 145 were being leased outside the Austrian Airlines Group. One Boeing B737-300 and one Fokker 100 were in use at subsidiary company Slovak Airlines.

Segments

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Scheduled passengers: +16.7%

In **scheduled services**, availability (available seat kilometers) increased by 12.9% in the first quarter compared to the same period last year. Demand (revenue passenger kilometers) developed at a disproportionately high rate, as a result of which the passenger load factor rose by 4.5 percentage points to reach 72.4%. The number of passengers carried increased by 16.7% to 1,930,976. Revenue produced in the scheduled segment increased by 21.7% to EUR 479.9m (2005: EUR 394.2m). The EBIT improved to EUR -46.0m, compared to EUR -66.1m in the same period last year.

Due to a reduction in both the number of flights and the passenger load factor, the **charter segment** reported a 9.9% fall in passengers in the first quarter of 2006. The number of flights in the medium-haul segment overall fell slightly compared to last year. Of particular importance here is the growth seen on the routes to Ireland and Great Britain, which is primarily influenced by incoming traffic to Tyrol and Salzburg in the winter season. There was also a slight adjustment to the route programme in Spain during the report period. Revenue in the charter segment fell slightly to EUR 36.7m (-5.4%), while the EBIT improved to EUR -4.9m (2005: EUR -9.9m).

Incoming traffic due to ski tourism

Revenue in the **complementary services** segment (which includes catering, third-party handling and aircraft leasing) remained essentially the same as last year at EUR 30.2m (2005: 29.5m). The EBIT in this segment fell to EUR 0.8m (previous year: EUR 1.0m).

Traffic growth on long-haul routes

Taken by **geographical segment**, the growing availability saw a disproportionately strong increase in long-haul traffic. The biggest increases in passenger volume were reported in the Far East and Australia geographical segments. There was also increased traffic growth on scheduled services in the short- and medium-haul segments. The strongest growth was seen on our routes to Scandinavia, the Middle East, Central Asia, Central Europe and Switzerland. In the charter segment, availability was reduced on long-haul routes and transferred to scheduled business in the form of integrated long-haul planning. The most popular holiday destinations, such as Cancun, Varadero and Punta Cana, also continue to operate.

Austrian Airlines on the Capital Market

Austrian Airlines share price recovers

Sharp increase in share price

The trend in the price of Austrian Airlines shares was extremely satisfactory in the first three months of 2006. Since the beginning of the the year, the share price has risen by almost 30%, strongly outperforming the ATX overall. On 31 March 2006, the share price closed at EUR 8.45. Overall, however, the trend in airline shares continues to be strongly influenced by the oil price trend.

The financial strategy of the Austrian Airlines Group is designed to achieve lasting restructuring of the operating result and a reduction in the level of debt. Due to the lack of a balance sheet profit at the parent company, it was not possible to pay a dividend for the financial year 2005.

Investor Relations

Transparent communication

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with a wide range of different types of information, complete openness and transparency. The company's active dialogue with all capital market players continued in the first quarter of 2006 at a number of international events. On 28 February 2006, the Annual Result 2006 was presented to analysts and the media. The Annual General Meeting will be held on 22 May 2006. Interested investors can access an extensive range of information involving the company at www.austrianairlines.co.at.

Financial Calendar

Annual General Meeting	22 May 2006
Publication of result, 1st Half-Year	25 July 2006
Publication of result, 3rd Quarter	24 October 2006

Austrian

Consolidated Income Statement

EURm		1-3/2006	1-3/2005[1]	+/-	+/- %
Traffic revenue		516.6	433.0	83.6	19.3
Other revenue		30.2	29.5	0.7	2.4
Revenue		546.8	462.5	84.3	18.2
Changes in inventories		0.1	0.2	-0.1	-50.0
Result from disposal of non-current assets		-0.4	2.6	-3.0	-
Other income [2]		19.1	16.2	2.9	17.9
Operating revenue		565.6	481.5	84.1	17.5
Expenses for materials and services excl. rentals		-349.2	-288.2	-61.0	-21.2
Personnel expenses		-128.5	-119.4	-9.1	-7.6
Other expenses [3]		-43.5	-59.6	16.1	27.0
EBITDAR		44.4	14.3	30.1	-
EBITDAR adjusted [4]		38.7	23.1	15.6	67.5
Depreciation and amortisation [5]		-77.7	-74.8	-2.9	-3.9
Rentals		-16.8	-14.5	-2.3	-15.9
Operating expenses		-615.7	-556.5	-59.2	-10.6
Result from operating activities (EBIT) before associates		-50.1	-75.0	24.9	33.2
Result from operating activities (EBIT) adjusted [6] before associates		-53.9	-66.2	12.3	18.6
Share of profits in associates		-2.3	-0.1	-2.2	-
Financial expenses		-18.0	-17.0	-1.0	-5.9
Financial income		6.5	6.5	0.0	0.0
Result from the disposal of financial assets		9.7	-	9.7	-
Other financial expenses and income		-1.4	3.2	-4.6	-
Financial result		-5.5	-7.4	1.9	25.7
Loss/profit before tax		-55.6	-82.4	26.8	32.5
Loss/profit before tax adjusted [6]		-67.7	-76.8	9.1	11.8
Income taxes		-1.5	-	-1.5	-
Net loss/net profit for the period		-57.1	-82.4	25.3	30.7
Net loss/net profit for the period adjusted [6]		-69.2	-76.8	7.6	9.9
Attributable to: Shareholders of Austrian Airlines AG		-55.7	-82.2	26.5	32.2
Minority interests		-1.4	-0.2	-1.2	-
Earnings per share	**EUR**	-1.72	-2.54	0.82	32.3
Earnings per share diluted	**EUR**	-1.72	-2.54	0.82	32.3

1 Figures for 2005 restated according to IAS 8 and IAS 16

2 Inclusive of profits from exchange rate valuations at the reporting date in 2006 (EUR 6,1m)

3 Inclusive of losses from exchange rate valuations at the reporting date in 2005 (EUR -11,3m)

4 Adjusted for profits/losses from the disposal of assets and for exchange rate valuations at the reporting date

5 Inclusive of revaluations according to IAS 36, Impairment (2006: EUR -1,9m, 2005: EUR 0,0m)

6 Adjusted for profits/losses from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

Austrian

Consolidated Balance Sheet

Assets

EURm	31.3.2006	31.12.2005	+/- %	31.3.2005[1]	+/- %
Intangible assets	23.6	25.1	-6.0	32.3	-26.9
Aircrafts	2,266.9	2,274.4	-0.3	2,340.1	-3.1
Other tangible assets	58.4	57.2	2.1	161.7	-63.9
Investments in associates using the equity method	10.4	12.7	-18.1	15.9	-
Securities and loans	173.8	197.3	-11.9	226.1	-23.1
Other non-current assets	74.3	74.2	0.1	102.1	-27.2
Defferred tax assets	95.2	95.2	0.0	97.8	-2.7
Non-current assets	2,702.6	2,736.1	-1.2	2,976.0	-9.2
Inventories	59.3	57.9	2.4	50.3	17.9
Trade receivables	174.3	178.2	-2.2	176.1	-1.0
Other current assets	94.8	64.3	47.4	93.2	1.7
Cash and cash equivalents	94.0	120.8	-22.2	55.7	68.8
Assets of disposal group classified as held for sale	-	42.0	-	-	-
Current assets	422.4	463.2	-8.8	375.3	12.5
Total assets	3,125.0	3,199.3	-2.3	3,351.3	-6.8

Shareholders' equity and liabilities

EURm	31.3.2006	31.12.2005	+/- %	31.3.2005[1]	+/- %
Issued share capital	247.2	247.2	0.0	247.2	0.0
Reserves	317.7	447.6	-29.0	447.8	-29.1
Accumulated losses/profits	-55.7	-130.7	-	-82.2	32.2
Equity attributable to shareholders of Austrian Airlines AG	509.2	564.1	-9.7	612.8	-16.9
Minority interests	0.1	1.5	-93.3	-1.2	-108.3
Shareholders' equity	509.3	565.6	-10.0	611.6	-16.7
Provisions	270.2	268.6	0.6	247.6	9.1
Interest-bearing liabilities	1,297.3	1,326.3	-2.2	1,467.7	-11.6
Other liabilities	6.2	27.5	-77.5	22.8	-72.8
Non-current liabilities	1,573.7	1,622.4	-3.0	1,738.1	-9.5
Provisions	196.7	165.5	18.9	202.0	-2.6
Interest-bearing liabilities	457.1	469.5	-2.6	401.3	13.9
Income tax liabilities	3.6	3.6	0.0	4.5	-20.0
Other liabilities	384.6	354.1	8.6	393.8	-2.3
Liabilities directly associated with the assets classified as held for sale	-	18.6	-	-	-
Current liabilities	1,042.0	1,011.3	3.0	1,001.6	4.0
Total shareholders' equity and liabilities	3,125.0	3,199.3	-2.3	3,351.3	-6.8

1 Figures for 2005 restated according to IAS 8 and IAS 16

Austrian

Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Reserves: Capital reserves	Reserves: Currency trans-lation	Reserves: Reserve accord-ing to IAS 39	Reserves: Share owned by the company	Accumu-lated losses/ profits	Equity attribu-table to share-holders of Austrian Airlines AG	Minority interests	Share-holders' equity
As at 31.12.2004 restated [1]	247.2	24.7	-	-9.3	-14.8	436.7	684.5	1.9	686.4
Currency differences									
Valuation investments				8.4			8.4		8.4
Other changes from hedging instruments									
Other changes from deferred taxes									
Other changes						2.1	2.1	-2.9	-0.8
Total sums not affecting the operating result				8.4		2.1	10.5	-2.9	7.6
Net loss/net profit for the period						-82.2	-82.2	-0.2	-82.4
As at 31.3.2005 restated [1]	247.2	24.7	0.0	-0.9	-14.8	356.6	612.8	-1.2	611.6
As at 31.12.2005	247.2	24.7	0,1	0.6	-14.8	306.3	564.1	1.5	565.6
Currency differences									
Valuation investments				1.1			1.1		1.1
Other changes from hedging instruments									
Other changes from deferred taxes									
Other changes						-0.3	-0.3		-0.3
Total sums not affecting the operating result				1.1		-0.3	0.8		0.8
Net loss/net profit for the period						-55.7	-55.7	-1.4	-57.1
As at 31.3.2006	247.2	24.7	0.1	1.7	-14.8	250.3	509.2	0.1	509.3

1 Figures for 2004 and 2005 restated according to IAS 8 and IAS 16

Consolidated Cash Flow Statement

EURm	1-3/2006	1-3/2005[1]	+/-	+/- %
Loss/profit before tax	-55.6	-82.4	26.8	32.5
Depreciation and amortisation	77.7	74.8	2.9	3.9
Profit from disposal of non-current assets	-9.3	-2.6	-6.7	-
Share of profits in associates	2.3	0.1	2.2	-
Financial expenses	18.0	17.0	1.0	5.9
Financial income	-6.5	-6.5	0.0	0.0
Increase/decrease in inventories	-1.3	2.5	-3.8	-
Increase/decrease in receivables and other assets	8.0	-43.8	51.8	-
Increase/decrease in provisions	14.2	10.1	4.1	40.6
Increase/decrease in other liabilities	8.9	40.8	-31.9	-78.2
Foreign currency losses/gains	-6.1	11.3	-17.4	-
Income taxes paid	-1.5	2.0	-3.5	-
Cash flow from operating activities	48.8	23.3	25.5	-
Purchase of tangible and intangible assets	-50.6	-65.0	14.4	22.2
Proceeds/Purchase of other financial assets	19.9	-2.7	22.6	-
Purchase from subsidiaries minus cash and cash equivalents	-	0.7	-0.7	-
Proceeds from disposal of non-current assets	1.8	4.9	-3.1	-63.3
Financial income received	6.2	6.5	-0.3	-4.6
Cash flow from investing activities	-22.7	-55.6	32.9	59.2
Borrowing of interest-bearing liabilities	32.5	32.2	0.3	0.9
Payment of interest-bearing liabilities	-67.8	4.8	-72.6	-
Financial expenses paid	-17.6	-17.0	-0.6	-3.5
Cash flow from financing activities	-52.9	20.0	-72.9	-
Increase/decrease of cash and cash equivalents	-26.8	-12.3	-14.5	-
Cash and cash equivalents at beginning of period	120.8	68.0	52.8	77.6
Cash and cash equivalents at end of period	94.0	55.7	38.3	68.8

1 Figures for 2005 restated according to IAS 8 and IAS 16

Traffic Statistics and Key Figures

Employees

	1-3/2006	1-3/2005	+/-	+/- %
Average [1]	8,474	8,274	200	2.4
End of period [1]	8,543	8,345	198	2.4

Traffic Statistics (Scheduled and Charter traffic)

Scheduled traffic

		1-3/2006	1-3/2005	+/-	+/- %
Revenue passenger kilometers	(000)	4,510,682	3,748,597	762,085	20.3
Available seat kilometers	(000)	6,228,987	5,517,720	711,267	12.9
Passenger load factor	in %	72.4	67.9	-	4.5 P.
Passengers carried		1,930,976	1,655,316	275,660	16.7
Block hours		72,040	63,731	8,309	13.0
RTK	(000)	617,995	517,401	100,594	19.4
ATK	(000)	861,068	759,446	101,622	13.4
Overall load factor	in %	71.8	68.2	-	3.6 P.
Freight tons		39,710	34,862	4,848	13.9

Charter traffic

		1-3/2006	1-3/2005	+/-	+/- %
Available seat kilometers	(000)	798,647	965,341	-166,694	-17.3
Passengers carried		187,787	208,444	-20,657	-9.9
Block hours		6,526	7,342	-816	-11.1

Total

		1-3/2006	1-3/2005	+/-	+/- %
Revenue passenger kilometers	(000)	5,077,411	4,463,819	613,592	13.7
Available seat kilometers	(000)	7,027,634	6,483,061	544,573	8.4
Passenger load factor	in %	72.2	68.9	-	3.4 P.
Passengers carried		2,118,763	1,863,760	255,003	13.7
RTK	(000)	674,729	591,830	82,899	14.0
ATK	(000)	952,699	875,437	77,262	8.8
Overall load factor	in %	70.8	67.6	-	3.2 P.

Capital market figures

		1-3/2006	1-3/2005	+/-	+/- %
„Reuters code"		AUAV.VI			
Share price High	EUR	8.71	10.05	-1.34	-13.3
Share price Low	EUR	6.65	7.62	-0.97	-12.7
Share price (end of period)	EUR	8.45	7.87	0.58	7.4
Market capitilisation (end of period)	EURm	287.3	267.6	19.7	7.4
Turnover on Vienna Stock Exchange	EURm	80.7	92.2	-11.5	-12.5

1 Inclusive employees currently in training and similar